Exhibit 21



The following are ITIS's subsidiaries, all of which are wholly owned:

National Law Library, Inc., incorporated in the State of Texas
ITIS, Inc., incorporated in the State of Texas
PharmHouse Inc., incorporated in the State of Texas
OnPoint Solutions Inc., incorporated in the State of Texa